FEDERATED HERMES TOTAL RETURN SERIES, INC.

4000 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

May 20, 2021

Quinn Kane

U.S. Securities and Exchange Commission Division of Investment Management

100 F Street, N.E. Washington, DC 20549-4720

RE: FEDERATED HERMES TOTAL RETURN SERIES, INC. (the “Registrant”)

Federated Hermes Core Bond Fund (the “Fund”, formerly Federated Hermes Select Total Return Bond Fund)

Class A Shares (formerly, Service Shares) Institutional Shares

Class R6 Shares

1933 Act File No. 33-50773

1940 Act File No. 811-7115

Dear Mr. Kane:

The Registrant is filing this correspondence to respond to additional comments of the Staff of the Securities and Exchange Commission (“Staff”), provided on May 19, 2021, regarding its Post-Effective Amendment No. 102 under the Securities Act of 1933 and Amendment No. 106 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Registrant and Fund filed on March 18, 2021.

Please note that this correspondence relates solely to comments received on the section of the prospectus entitled “PRIOR PERFORMANCE OF COMPOSITE OF ACCOUNTS SIMILARLY MANAGED BY ADVISER”.

COMMENT 1.

With respect to the following disclosure, please add a reference to the R6 class.

“Since the actual fees and expenses of the accounts and funds in the Composite are lower than the Fund’s fees and expenses (except for the IS class), use of the Fund’s A class expense structure would have lowered the performance result of the Composite.

The Registrant noted to the Staff that the R6 class will be a dormant share class for a period of time. Upon further review, the Staff followed up to adjust the comment and advised the Registrant to revise the statement to read as follows (deletion stricken and addition in bold and underlined):

“Since the actual fees and expenses of the accounts and funds in the Composite are lower than the Fund’s fees and expenses (except for the IS class), use of the Fund’s ~~A class~~ expense structure would have lowered the performance result of the Composite.”

RESPONSE:

The Registrant will respond as requested.

COMMENT 2.

We note the following sentence:

“If such private accounts had been or would be registered under the 1940 Act, the performance may have been or would be adversely affected.”

Please revise the disclosure to read as follows (deletions stricken and addition in bold and underlined).

“If such private accounts had been ~~or would be~~ registered under the 1940 Act, and subject to the 1940 Act and Subchapter M of the Internal Revenue Code requirements and limitations, the performance may have been ~~or would be~~ adversely affected.”

RESPONSE:

The Registrant will respond as requested.

Questions on this letter or requests for additional information may be directed to me at (412) 288- 8652.

Very truly yours,

/s/ M. Allison Miller

M. Allison Miller Senior Paralegal

Appendix A

PRIOR PERFORMANCE OF COMPOSITE OF ACCOUNTS AND FUNDS SIMILARLY MANAGED BY ADVISER

The following performance information relates to the Federated Hermes Core Aggregate Fixed Income Composite (“Composite”), which is a performance composite consisting of all private accounts and funds with substantially similar investment objectives, strategies, policies and risks to those of the Fund that also are managed by the Fund’s Adviser. The following performance information is not the Fund’s performance (or any predecessor fund’s performance), should not be considered indicative of the past or future performance of the Fund, and should not be considered a substitute for the Fund’s performance. Information regarding the Fund’s performance is shown under the section of the Fund’s prospectus entitled “Performance: Bar Chart and Table” on page 5.

The performance information of the Composite is not the historical performance of the Fund. The following performance information relating to the Composite is being provided because the Fund’s investment objective, strategies (as repositioned on May 27, 2021) and policies are substantially similar to the investment objectives, strategies and policies of all the private accounts and funds included in the Composite.

As of December 31, 2020, the Composite consisted of eight separately managed accounts, with assets totaling approximately $2.2 billion. The inception date of the Composite was April 1, 1992.

Between the Composite’s inception date and December 31, 2020, all funds and private accounts with substantially similar investment objectives, strategies, policies and risks to those of the Fund have been included in the Composite. The following performance information is therefore intended to illustrate past performance for all funds and managed accounts with substantially similar investment objectives, strategies and policies to those of the Fund managed by the Adviser.

The following performance information for the Composite was prepared and presented in accordance with industry best practices in accordance with the Global Investment Performance Standards (“GIPS”). Individual portfolio returns are calculated using the Modified Dietz method and the composite has been prepared in accordance with GIPS.

The private accounts and funds included in the Composite have different fees, expenses and cash flows than the Fund. Since the actual fees and expenses of the accounts and funds in the Composite are lower than the Fund’s fees and expenses (except for the IS class) use of the Fund’s expense structure would have lowered the performance result of the Composite.

The private accounts included in the Composite also are not registered under the 1940 Act and therefore are not subject to certain investment restrictions, diversification requirements and other limitations imposed on the Fund by the 1940 Act and Subchapter M of the Internal Revenue Code. If such private accounts had been registered under the 1940 Act and Subchapter M of the Internal Revenue Code requirements and limitations, the performance may have been adversely affected. The net returns shown are net of all actual fees and expenses, including sales loads. The highest fee charged to any account in the Composite, during the performance period, is reflected in the performance table.

(For the Period Ended December 31, 2020)

	1 Year	5 Years	10 Years	Since
				Inception
Federated Hermes Core Aggregate Fixed Income
Composite
Net Returns (after fees/expenses)	8.75%	4.78%	3.78%	5.47%
Gross Returns	9.07%	5.11%	4.11%	5.81%
Bloomberg Barclays U.S. Aggregate Bond Index1	7.51%	4.44%	3.84%	5.63%
(reflects no deduction for fees, expenses
or taxes)
Morningstar Intermediate Core Bond Funds Average2	7.52%	4.26%	3.69%	5.17%
1	The Bloomberg Barclays U.S. Aggregate Bond Index is a broad-based benchmark that measures the investment-grade,

U.S. dollar-denominated, fixed-rate taxable bond market.

2	Morningstar figures represent the average of the total returns reported by all the mutual funds designated by Morningstar as falling into the respective category indicated. They do not reflect sales charges.